Exhibit 3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALADDIN KNOWLEDGE SYSTEMS LTD.

February 6, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
			FOR	AGAINST	ABSTAIN
	1.	INCREASING THE AUTHORIZED SHARE CAPITAL OF THE COMPANY.

	2.	INCREASING THE INSURANCE COVERAGE FOR THE COMPANY’S DIRECTORS AND OFFICERS.

	3.	FIXING THE QUORUM FOR CONDUCT OF BUSINESS AT GENERAL MEETINGS.

	4.	APPROVAL OF AN AGREEMENT BETWEEN THE COMPANY, CERTAIN CONTROLLING PERSONS AND ITS SEVERAL UNDERWRITERS.

	5.	ISSUANCE OF SHARE OPTIONS TO CERTAIN DIRECTORS WHO ARE NOT EMPLOYEES.

THIS NOTICE IS VERY IMPORTANT! PLEASE READ THE DEFINITION BELOW PRIOR TO COMPLETING THIS SECTION.

Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in each of the following proposals by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of those proposals will be disqualified.

			YES	NO
PROPOSAL NO. 2
PROPOSAL NO. 4
PROPOSAL NO. 5

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	Under the Israeli Companies Law - 1999, a “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

      Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ALADDIN KNOWLEDGE SYSTEMS LTD.
15 BEIT OVED STREET
TEL AVIV, ISRAEL 61110
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
February 6, 2005
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jacob (Yanki) Margalit and Dany Margalit or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual General Meeting of Shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) to be held on February 6, 2005 at 10 a.m. (local time) at the Company’s headquarters, 15 Beit Oved Street, Tel Aviv, Israel, and at all adjournments or postponements thereof, all ordinary shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. If not otherwise specified by the shareholder, the shares represented by this proxy will be voted FOR the matters described on the reverse side except for Proposal II, as to which an abstention will be recorded.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

(Continued and to be signed on the reverse side)

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